# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Orla Mining Ltd., CIK 0001680056
CUSIP: 68634K106
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Suite 1010, 1075 West Georgia Street, VANCOUVER, BRITISH COLUMBIA, British Columbia Canada (A1), 3C9
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-123608
Filed by CIK 0000915191

## Reporting persons
- V. PREM WATSA: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 56,817,229; sole dispositive power 0; shared dispositive power 56,817,229; aggregate amount beneficially owned 56,817,229 (17.7% of the class)
- THE SECOND 810 HOLDCO LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 56,817,229; sole dispositive power 0; shared dispositive power 56,817,229; aggregate amount beneficially owned 56,817,229 (17.7% of the class)
- THE SECOND 1109 HOLDCO LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 56,817,229; sole dispositive power 0; shared dispositive power 56,817,229; aggregate amount beneficially owned 56,817,229 (17.7% of the class)
- THE SIXTY TWO INVESTMENT COMPANY LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 56,817,229; sole dispositive power 0; shared dispositive power 56,817,229; aggregate amount beneficially owned 56,817,229 (17.7% of the class)
- 12002574 CANADA INC.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 56,817,229; sole dispositive power 0; shared dispositive power 56,817,229; aggregate amount beneficially owned 56,817,229 (17.7% of the class)
- FAIRFAX FINANCIAL HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 56,817,229; sole dispositive power 0; shared dispositive power 56,817,229; aggregate amount beneficially owned 56,817,229 (17.7% of the class)
- FFHL GROUP LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 33,912,591; sole dispositive power 0; shared dispositive power 33,912,591; aggregate amount beneficially owned 33,912,591 (10.5% of the class)
- FAIRFAX (US) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 27,483,412; sole dispositive power 0; shared dispositive power 27,483,412; aggregate amount beneficially owned 27,483,412 (8.5% of the class)
- ODYSSEY GROUP HOLDINGS, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,053,843; sole dispositive power 0; shared dispositive power 14,053,843; aggregate amount beneficially owned 14,053,843 (4.4% of the class)
- ODYSSEY REINSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,053,843; sole dispositive power 0; shared dispositive power 14,053,843; aggregate amount beneficially owned 14,053,843 (4.4% of the class)
- CRUM & FORSTER HOLDINGS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,429,569; sole dispositive power 0; shared dispositive power 13,429,569; aggregate amount beneficially owned 13,429,569 (4.2% of the class)
- UNITED STATES FIRE INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,429,569; sole dispositive power 0; shared dispositive power 13,429,569; aggregate amount beneficially owned 13,429,569 (4.2% of the class)
- NORTHBRIDGE FINANCIAL CORPORATION: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,429,179; sole dispositive power 0; shared dispositive power 6,429,179; aggregate amount beneficially owned 6,429,179 (2% of the class)
- NORTHBRIDGE GENERAL INSURANCE CORPORATION: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,429,179; sole dispositive power 0; shared dispositive power 6,429,179; aggregate amount beneficially owned 6,429,179 (2% of the class)
- FEDERATED INSURANCE COMPANY OF CANADA: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,610,475; sole dispositive power 0; shared dispositive power 1,610,475; aggregate amount beneficially owned 1,610,475 (0.5% of the class)
- CRC REINSURANCE LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,250,000; sole dispositive power 0; shared dispositive power 1,250,000; aggregate amount beneficially owned 1,250,000 (0.4% of the class)
- 1102952 B.C. UNLIMITED LIABILITY COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,654,638; sole dispositive power 0; shared dispositive power 21,654,638; aggregate amount beneficially owned 21,654,638 (6.7% of the class)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,654,638; sole dispositive power 0; shared dispositive power 21,654,638; aggregate amount beneficially owned 21,654,638 (6.7% of the class)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,654,638; sole dispositive power 0; shared dispositive power 21,654,638; aggregate amount beneficially owned 21,654,638 (6.7% of the class)
- ALLIED WORLD ASSURANCE COMPANY, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,654,638; sole dispositive power 0; shared dispositive power 21,654,638; aggregate amount beneficially owned 21,654,638 (6.7% of the class)
- ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,654,638; sole dispositive power 0; shared dispositive power 21,654,638; aggregate amount beneficially owned 21,654,638 (6.7% of the class)
- ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,654,638; sole dispositive power 0; shared dispositive power 21,654,638; aggregate amount beneficially owned 21,654,638 (6.7% of the class)
- ALLIED WORLD INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: New Hampshire (NH); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,988,038; sole dispositive power 0; shared dispositive power 19,988,038; aggregate amount beneficially owned 19,988,038 (6.2% of the class)
- ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,500,000; sole dispositive power 0; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,500,000 (0.8% of the class)
- AW UNDERWRITERS INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,744,019; sole dispositive power 0; shared dispositive power 7,744,019; aggregate amount beneficially owned 7,744,019 (2.4% of the class)
- ALLIED WORLD SPECIALTY INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,744,019; sole dispositive power 0; shared dispositive power 7,744,019; aggregate amount beneficially owned 7,744,019 (2.4% of the class)
- ALLIED WORLD SURPLUS LINES INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,212,537; sole dispositive power 0; shared dispositive power 2,212,537; aggregate amount beneficially owned 2,212,537 (0.7% of the class)
- ALLIED WORLD NATIONAL ASSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: New Hampshire (NH); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,666,600; sole dispositive power 0; shared dispositive power 1,666,600; aggregate amount beneficially owned 1,666,600 (0.5% of the class)

## Item 1. Issuer
Name of issuer: Orla Mining Ltd.
Address of issuer's principal executive offices: Suite 1010, 1075 West Georgia Street, VANCOUVER, BRITISH COLUMBIA, V6E 3C9

## Item 2. Person Filing
Name of person filing:
V. PREM WATSA
THE SECOND 810 HOLDCO LTD.
THE SECOND 1109 HOLDCO LTD.
THE SIXTY TWO INVESTMENT COMPANY LIMITED
12002574 CANADA INC.
FAIRFAX FINANCIAL HOLDINGS LIMITED
FFHL GROUP LTD.
FAIRFAX (US) INC.
ODYSSEY GROUP HOLDINGS, INC.
ODYSSEY REINSURANCE COMPANY
CRUM & FORSTER HOLDINGS CORP.
UNITED STATES FIRE INSURANCE COMPANY
NORTHBRIDGE FINANCIAL CORPORATION
NORTHBRIDGE GENERAL INSURANCE CORPORATION
FEDERATED INSURANCE COMPANY OF CANADA
CRC REINSURANCE LIMITED
1102952 B.C. UNLIMITED LIABILITY COMPANY
ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD.
ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD.
ALLIED WORLD ASSURANCE COMPANY, LTD.
ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD.
ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.
ALLIED WORLD INSURANCE COMPANY
ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.
AW UNDERWRITERS INC.
ALLIED WORLD SPECIALTY INSURANCE COMPANY
ALLIED WORLD SURPLUS LINES INSURANCE COMPANY
ALLIED WORLD NATIONAL ASSURANCE COMPANY
Address of principal business office or, if none, residence:
95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
95 Wellington Street West, Suite 802, Toronto, Ontario, Canada M5J 2N7
1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada V6C 3L2
95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7
401 East Corporate Drive, Suite 200, Lewisville, Texas, 75057, USA
300 First Stamford Place, Stamford, Connecticut, USA 06902
300 First Stamford Place, Stamford, Connecticut, USA 06902
1209 Orange Street, Wilmington, Delaware, USA 19801
1209 Orange Street, Wilmington, Delaware, USA 19801
105 Adelaide Street West, 7th Floor, Toronto, Ontario, Canada M5H 1P9
105 Adelaide Street West, 7th Floor, Toronto, Ontario, Canada M5H 1P9
55 Standish Court, Suite 300, Mississauga, Ontario, Canada L5R 4B2
#12 Pine Commercial, The Pine, St Michael, Barbados BB11103
1600-925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2
27 Richmond Road, Pembroke, Bermuda HM 08
27 Richmond Road, Pembroke, Bermuda HM 08
27 Richmond Road, Pembroke, Bermuda HM 08
27 Richmond Road, Pembroke, Bermuda HM 08
1209 Orange Street, Wilmington, Delaware, USA 19801
10 Ferry Street, Suite 313, Concord, New Hampshire, USA 03301
251 Little Falls Drive, Wilmington, Delaware, USA 19808
251 Little Falls Drive, Wilmington, Delaware, USA 19808
251 Little Falls Drive, Wilmington, Delaware, USA 19808
425 West Capitol Avenue, Suite 1800, Little Rock, Arkansas, USA 72201-3525
10 Ferry Street, Suite 313, Concord, New Hampshire, USA 03301
Citizenship:
Canada
Canada
Canada
British Columbia
Canada
Canada
Canada
Delaware
Delaware
Connecticut
Delaware
Delaware
Canada
Canada
Canada
Barbados
British Columbia
Bermuda
Bermuda
Bermuda
Bermuda
Delaware
New Hampshire
Delaware
Delaware
Delaware
Arkansas
New Hampshire

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The aggregate number of common shares of Orla Mining ("Shares") that are beneficially owned by each of the Reporting Persons are set forth in rows 9 and 11 of the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

Neither the filing of this Schedule 13G nor the information contained herein shall be deemed to constitute an affirmation by any of the Reporting Persons that such person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Percent of class: The percentage of Shares that are beneficially owned by each of the Reporting Persons are set forth in rows 9 and 11 of the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.
Sole power to vote or to direct the vote: The number of Shares as to which each of the Reporting Persons has sole voting power is set forth in row 5 on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.
Shared power to vote or to direct the vote: The number of Shares as to which each of the Reporting Persons has shared voting power is set forth in row 6 on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The number of Shares as to which each of the Reporting Persons has sole dispositive power is set forth in row 7 on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The number of Shares as to which each of the Reporting Persons has shared dispositive power is set forth in row 8 on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit No.1 attached.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1. Members of filing group

2. Joint Filing Agreement dated as of February 12, 2025 among the Reporting Persons.

## Signatures
- V. PREM WATSA: /s/ V. PREM WATSA, NA (02/12/2025)
- THE SECOND 810 HOLDCO LTD.: /s/ V. Prem Watsa, V. Prem Watsa, Director (02/12/2025)
- THE SECOND 1109 HOLDCO LTD.: /s/ V. Prem Watsa, V. Prem Watsa, President (02/12/2025)
- THE SIXTY TWO INVESTMENT COMPANY LIMITED: /s/ V. Prem Watsa, V. Prem Watsa, President (02/12/2025)
- 12002574 CANADA INC.: /s/ V. Prem Watsa, V. Prem Watsa, President (02/12/2025)
- FAIRFAX FINANCIAL HOLDINGS LIMITED: /s/ Peter Clarke, Peter Clarke, President and Chief Operating Officer (02/12/2025)
- FFHL GROUP LTD.: /s/ V. Prem Watsa, V. Prem Watsa, President (02/12/2025)
- FAIRFAX (US) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (02/12/2025)
- ODYSSEY GROUP HOLDINGS, INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (02/12/2025)
- ODYSSEY REINSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (02/12/2025)
- CRUM & FORSTER HOLDINGS CORP.: /s/ Peter Clarke, Peter Clarke, Attorney-in-Fact (02/12/2025)
- UNITED STATES FIRE INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (02/12/2025)
- NORTHBRIDGE FINANCIAL CORPORATION: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (02/12/2025)
- NORTHBRIDGE GENERAL INSURANCE CORPORATION: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (02/12/2025)
- FEDERATED INSURANCE COMPANY OF CANADA: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (02/12/2025)
- CRC REINSURANCE LIMITED: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (02/12/2025)
- 1102952 B.C. UNLIMITED LIABILITY COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (02/12/2025)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (02/12/2025)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (02/12/2025)
- ALLIED WORLD ASSURANCE COMPANY, LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (02/12/2025)
- ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (02/12/2025)
- ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (02/12/2025)
- ALLIED WORLD INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (02/12/2025)
- ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (02/12/2025)
- AW UNDERWRITERS INC.: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (02/12/2025)
- ALLIED WORLD SPECIALTY INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (02/12/2025)
- ALLIED WORLD SURPLUS LINES INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (02/12/2025)
- ALLIED WORLD NATIONAL ASSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke, Attorney-In-Fact (02/12/2025)
Comment: 1. Power of attorney, dated March 9, 2020 (incorporated by reference to Exhibit 8 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on March 9, 2020). https://www.sec.gov/Archives/edgar/data/915191/000110465920030836/a20-11674_1ex8.htm

2. Power of attorney, dated June 14, 2021 (incorporated by reference to Exhibit 5 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on June 14, 2021). https://www.sec.gov/Archives/edgar/data/915191/000110465921080891/tm2119584d1_ex5.htm